August 3, 2012

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hi-Crush Partners LP
Registration Statement on Form S-1
Filed July 25, 2012
File No. 333-182574

Ladies and Gentlemen:

Set forth below are the responses of Hi-Crush Partners LP (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 1, 2012, with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-182574, filed with the Commission on July 25, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). In addition to revisions in response to the Staff’s comments, the Partnership has (i) revised the Registration Statement to include a more detailed description of the material terms of its proposed senior secured revolving credit facility, including financial conditions precedent to the lenders’ funding obligations, (ii) filed as Exhibit 10.4 the Form of Credit Agreement and (iii) updated disclosure regarding the status of our sponsor’s Augusta facility. For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since Amendment No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 87

Liquidity and Capital Resources

Subordinated Promissory Notes, page 98

1.	We note your disclosure which states that you will assume all indebtedness and use a portion of the net proceeds from this offering to repay such assumed debt appears to be inconsistent with the disclosure throughout the document based on the restructuring of the offering. Please clarify or revise.

Securities and Exchange Commission

August 3, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the disclosure on page 99 of Amendment No. 2 to remove the reference to the Partnership’s assumption of the subordinated promissory notes.

Part II

Item 17

2.	It appears that the undertaking requested by Item 512(f) of Regulation S-K has been removed. Please revise or advise.

RESPONSE:

The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that the Partnership will not use certificates in the initial public offering of its common units to which the Registration Statement relates. The Partnership removed the undertaking based upon the Staff’s Compliance and Disclosure Interpretation 245.02 issued July 3, 2008, which provides that in an offering of limited partnership interests registered under the Securities Act of 1993, the undertaking required by Item 512(f) that the issuer provide certificates to the underwriter need not be included in the registration statement where no certificates will be used.

Exhibits

Exhibit 8.1

3.	Currently the opinion states that the discussion of material tax consequences contained in the prospectus “insofar as [it] purports to constitute a summary of U.S. federal income tax law and regulations or legal conclusions …” is the opinion of Vinson & Elkins. Please re-file an opinion without the quoted parenthetical, as it inappropriately qualifies the opinion.

RESPONSE:

The Partnership acknowledges the Staff’s comment. Vinson & Elkins L.L.P. has revised the language of its opinion to state that all statements of legal conclusions contained in the referenced sections constitute the opinion of Vinson & Elkins L.L.P. and removed the referenced parenthetical. The revised opinion is filed as Exhibit 8.1 to Amendment No. 2.

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Securities and Exchange Commission

August 3, 2012

Please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

Hi-Crush Partners LP

By:	/s/ Robert Rasmus
Name:	Robert Rasmus
Title:	Co-Chief Executive Officer

Enclosures

cc:	Jay Williamson (Securities and Exchange Commission)
James Lopez (Securities and Exchange Commission)
David Palmer Oelman (Vinson & Elkins L.L.P.)
E. Ramey Layne (Vinson & Elkins L.L.P.)
Charles L. Strauss (Fulbright & Jaworski L.L.P.)
P. Kevin Trautner (Fulbright & Jaworski L.L.P.)
James M. Whipkey (Hi-Crush Partners LP)
Mark C. Skolos (Hi-Crush Partners LP)